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                                  UNITED STATES
                           SECURITIES AND EXCHANGE SEC
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               CapitalSource Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14055X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 35 Pages
                         Exhibit Index found on page 33

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      7,450,915
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     7,450,915
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,450,915
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 2 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            RR Capital Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      804,899
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     804,899
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            804,899
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 3 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon CS Institutional Finance II, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      14,740,832
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     14,740,832
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,740,832
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.4 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 4 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      8,255,814
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     8,255,814
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,255,814
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================

                               Page 5 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon CS Institutional Finance, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      14,740,832
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     14,740,832
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,740,832
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
------------====================================================================

                               Page 6 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      14,740,832
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     14,740,832
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,740,832
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, OO
------------====================================================================

                               Page 7 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 8 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 9 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 10 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 11 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Charles E. Ellwein
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 12 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew B. Fremder
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 13 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                               Page 14 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 15 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                               Page 16 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 17 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 18 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 19 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 20 of 35 Pages

                                       13D
===================
CUSIP No. 14055X102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) [   ]
                                                   (b) [ X ]**

                  ** The reporting persons making this filing hold an aggregate of 22,996,646 Shares, which is 19.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      22,996,646
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     22,996,646
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,996,646
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 21 of 35 Pages

         This  Amendment  No. 3 to Schedule  13D (this  "Amendment")  amends the
Schedule 13D initially filed on August 15, 2003, as amended (collectively, the "Schedule 13D").

Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         On February 6, 2004, certain shareholders of the Company (including the Partnerships) consummated an underwritten public offering of Shares (the
"Offering").   For  more  information  regarding  the  Offering,  see  the  2004
Registration Statement, as amended. In connection with the Offering, the Partnerships entered into the Second Underwriting Agreement (as defined in Item 6 below) and Steyer and Fremder, as members of the Board of Directors of the Company, each signed a Lock-Up Letter (as defined in Item 6 below).
         Pursuant to the Company's deferred compensation plan, Steyer and Fremder are each eligible to elect to receive their annual board and committee fees paid on or after January 1, 2004 in the form of stock options or common stock units instead of cash, as described in Item 6 below.
         Although  no  Reporting  Person has any  specific  plan or  proposal to acquire or dispose of any securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional securities of the Company or, subject to the lock-up arrangement contained in the Second Underwriting Agreement or the Lock-up Letters, as applicable, dispose of any or all of its securities of the Company depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Company securities which it may hold at any point in time.

                              Page 22 of 35 Pages

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      The Partnerships
                  ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto is calculated based upon the 118,780,773 Shares outstanding as of December 31, 2003 as reported by the Company in the 2004 Registration Statement.

                  (c) The transaction dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedules A-C hereto and are incorporated herein by reference. All of such transactions were sales pursuant to the underwritten offering of shares by certain stockholders of the Company which closed on February 6, 2004, as described in Item 4 above.

                  (d) FPLLC has the power to direct the affairs of FCP and RR, including the disposition of the proceeds of the sale of the Shares. Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. The Management Company is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of FPLLC and the Management Company. Fremder was granted limited powers of attorney to act for each of FPLLC and the Management Company with respect to the Shares held by the Partnerships pursuant to the Fremder POA.

                  (e)      Not applicable

         (b)      The General Partners
                  --------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner is incorporated herein by reference for each such General Partner.

                  (c)      None.

                  (d) FPLLC has the power to direct the affairs of FCP and RR, including the disposition of the proceeds of the sale of the Shares. Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. The Management Company is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of FPLLC and the Management Company.

                              Page 23 of 35 Pages

                           Fremder was granted limited powers of attorney to act for each of FPLLC and the Management Company with respect to the Shares held by the Partnerships pursuant to the Fremder POA.

                  (e)      Not applicable.

         (c)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c)      None.

                  (d) Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. The Management Company is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of the Management Company. Fremder was granted limited powers of attorney to act for the Management Company with respect to the Shares held by Farallon CS LP pursuant to the Fremder POA.

                  (e)      Not applicable.


         (d)      The Individual Reporting Persons
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

                  (c)      None.

                  (d) FPLLC has the power to direct the affairs of FCP and RR, including the disposition of the proceeds of the sale of the Shares. Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. The Management Company is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of FPLLC and the Management Company. Fremder was granted limited powers of attorney to act for each of FPLLC and the Management Company with respect to the Shares held by the Partnerships pursuant to the Fremder POA.

                  (e)      Not applicable.

         The Shares reported hereby for the Partnerships are owned directly by the Partnerships. FPLLC, as general partner to FCP and RR, may be deemed to be the beneficial owner of the Shares

                              Page 24 of 35 Pages
owned by FCP and RR. Farallon CS LLC, as general partner to Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by Farallon CS LP. The Management Company, as manager of Farallon CS LLC, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP. The Individual Reporting Persons, as either managing members of both FPLLC and the Management Company or, in the case of Fremder, by virtue of the Fremder POA, may each be deemed to be the beneficial owner of all such Shares held by the Partnerships. Each of the General Partners, the Management Company and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

         Item 6 of the Schedule 13D is amended and updated as follows:

         Pursuant to that certain Underwriting Agreement dated as of February 2, 2004 (the "Second Underwriting Agreement") among the Company, the several underwriters named in Schedule B thereto and the Selling Stockholders listed therein (including but not limited to the Partnerships), each of the Partnerships has agreed, subject to the terms and conditions of the Second Underwriting Agreement, until May 20, 2004, not to, among other things, offer, sell, contract to sell, pledge or otherwise dispose, directly or indirectly, of any additional securities of the Company (other than the sales reported herein), or securities convertible into or exchangeable or exercisable for any Shares, or enter into any swap, hedge or other arrangement that transfers the economic consequences of ownership of the Shares; provided, that the Partnerships may enter into any private resale of the Shares so long as their transferees agree to a substantially similar lock-up arrangement. This summary of the lock-up arrangement contained in the Second Underwriting Agreement is qualified in its entirety by the full terms and conditions of the Second Underwriting Agreement. For a copy

                              Page 25 of 35 Pages
of form of the Second Underwriting Agreement, see Exhibit 1.1 to the 2004 Registration Statement, which agreement is incorporated herein by reference. In addition, each of Steyer and Fremder has signed a letter agreement (each a "Lock-up Letter" and together, the "Lock-up Letters") pursuant to which they agreed to the same lock-up arrangements as the Partnerships agreed to, as described above. This summary of the provisions of the Lock-up Letters is qualified in its entirety by the full terms and conditions of the Lock-up Letters. For a copy of form of the Lock-Up Letters, see Exhibit 3 of this
Schedule 13D, which agreement is incorporated herein by reference.
         In addition to the Future Director Option Grants described in the original Schedule 13D, Steyer and Fremder, as non-employee directors of the Company, will receive certain cash compensation for their board and committee services. Pursuant to the Company's deferred compensation plan, Steyer and Fremder may elect to defer payment of their annual board and committee fees paid on and after January 1, 2004 into the form of stock options or common stock units instead of cash. For more information regarding the Company's deferred compensation plan, see the form of the Company's deferred compensation plan filed as Exhibit 10.21 to the 2004 Registration Statement, as amended, which agreement is incorporated herein by reference.
         Except for these agreements and any other information  disclosed in the
Schedule 13D (including but not limited the Registration Rights Agreement discussed in the original Schedule13D), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                              Page 26 of 35 Pages

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed herewith as Exhibit 3 the form of Lock-up Letter described in Item 6 above. The Second Underwriting Agreement referenced in Item 6 above is hereby incorporated by reference. The Company's deferred compensation plan referred to in Item 6 above is hereby incorporated by reference.





                              Page 27 of 35 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2004


                   /s/ Joseph F. Downes
                   ----------------------------------------
                   FARALLON PARTNERS, L.L.C.,
                   on its own behalf and as General Partner of
                   FARALLON CAPITAL PARTNERS, L.P.,
                   and RR CAPITAL PARTNERS, L.P.,
                   By Joseph F. Downes,
                   Managing Member


                   /s/ Joseph F. Downes
                   ----------------------------------------
                   FARALLON CAPITAL MANAGEMENT, L.L.C.,
                   on its own behalf and as Manager of
                   FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,
                   for itself and as General Partner of
                   FARALLON CS INSTITUTIONAL FINANCE II, L.P.
                   By Joseph F. Downes,
                   Managing Member


                   /s/ Joseph F. Downes
                   ----------------------------------------
                   Joseph F. Downes, individually and as attorney-in-fact
                   for each of David I. Cohen, Chun R. Ding, William F. Duhamel, Charles E. Ellwein, Andrew B. Fremder, Richard B. Fried, Monica R. Landry , William F. Mellin, Stephen L. Millham, Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer
                   and Mark C. Wehrly.

         The Powers of Attorney, each executed by Cohen, Mellin, Millham and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange SEC on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange SEC on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power

                              Page 28 of 35 Pages
of Attorney executed by Mark C. Wehrly  authorizing Downes to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange SEC on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes, as well as Steyer and Cohen, to sign and file this Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange SEC on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International is hereby incorporated by reference. The Powers of Attorney executed by each of Chun R. Ding and Derek C. Schrier authorizing Downes to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange SEC on July 2, 2003, by such Reporting Person with respect to the Common Stock of Salix Pharmaceuticals, Ltd., is hereby incorporated by reference. The Powers of Attorney executed by Andrew B. Fremder authorizing Downes to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange SEC on August 15, 2003, by such Reporting Person with respect to the Common Stock of the Company, is hereby incorporated by reference. The Powers of Attorney executed by each of Charles E. Ellwein and Rajiv A. Patel authorizing Downes to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange SEC on January 8, 2004 by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference.



                              Page 29 of 35 Pages

                                   SCHEDULE A
                                   ----------

                         FARALLON CAPITAL PARTNERS, L.P.
                         -------------------------------


                                    NO. OF                     PRICE
         TRADE DATE               SHARES SOLD              PER SHARE ($)
         ----------               -----------             --------------

          01/06/04                 2,208,900                  21.50*






-----------------------
* This is the public offering price in the underwritten offering of shares by certain stockholders of the issuer, which closed on February 6, 2004. These stockholders received a net price (minus the underwriters' discount) of $20.7475 per share.

                              Page 30 of 35 Pages

                                   SCHEDULE B
                                   ----------

                            RR CAPITAL PARTNERS, L.P.
                            -------------------------


                                     NO. OF                    PRICE
         TRADE DATE               SHARES SOLD              PER SHARE ($)
         ----------               -----------             --------------

          01/06/04                  238,600                   21.50*






-----------------------
* This is the public offering price in the underwritten offering of shares by certain stockholders of the issuer, which closed on February 6, 2004. These stockholders received a net price (minus the underwriters' discount) of $20.7475 per share.


                              Page 31 of 35 Pages

                                   SCHEDULE C
                                   ----------

                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                       -----------------------------------



                                     NO. OF                    PRICE
         TRADE DATE               SHARES SOLD              PER SHARE ($)
         ----------               -----------             --------------

          01/06/04                 4,370,100                  21.50*







-----------------------
* This is the public offering price in the underwritten offering of shares by certain stockholders of the issuer, which closed on February 6, 2004. These stockholders received a net price (minus the underwriters' discount) of $20.7475 per share.

                              Page 32 of 35 Pages

                                  EXHIBIT INDEX


EXHIBIT 3                                   Lock-up Letter






                              Page 33 of 35 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D

                                January 29, 2004


CapitalSource Inc.
     4445 Willard Avenue
         12th Floor
              Chevy Chase, MD  20815

Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Lehman Brothers Inc.
As Representatives of the Several Underwriters,
     c/o Credit Suisse First Boston LLC
         Eleven Madison Avenue
              New York, NY  10010-3629

Dear Sirs:

         The undersigned understands that CapitalSource Inc. and any successor (by merger or otherwise) thereto (the "Company"), the selling stockholders of the Company identified on Schedule A thereto (the "Selling Stockholders") and Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. as representatives (the "Representatives") propose to enter into an underwriting agreement (the "Underwriting Agreement") pursuant to which such Representatives will act as representatives of a group of underwriters (the "Underwriters") pursuant to which a public offering of the common stock, par value $0.01 (the "Securities"), of the Company owned by the Selling Stockholders will be made.

         As an inducement to the Underwriters to execute the Underwriting Agreement, the undersigned hereby agrees that from the date hereof and until May 20, 2004, the undersigned will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or (ii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives.

         Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. A transfer of Securities (i) to a family member, (ii) to a trust, (iii) as a bona fide gift, (iv) to an affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended) and (v) in any other private resale, may be made without the consent of the Representatives, provided that, in each case, the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer. In addition, the undersigned may sell securities to the Company solely to satisfy tax withholding obligations incurred as a result of the vesting of restricted stock acquired by the undersigned pursuant to an incentive plan in effect on the Public Offering Date and disclosed in the final prospectus used to sell the Securities.

         In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.



                              Page 34 of 35 Pages

         This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the public offering date set forth on the final prospectus used to sell the Securities pursuant to the Underwriting Agreement shall not have occurred on or before March 31, 2004.

                                                 Very truly yours,

                                                 ----------------




                              Page 35 of 35 Pages